Exhibit 4.1

BADGER METER, INC.

CERTIFICATE

        I, William R.A. Bergum, the Corporate Secretary of Badger Meter, Inc., a Wisconsin corporation (the “Company”), in accordance with Section 12 of the Rights Agreement, dated as of May 26, 1998, as amended (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, as successor to U.S. Bank, National Association (f/k/a/ Firstar Bank, N.A., successor to Firstar Trust Company) (the “Rights Agent”), DO HEREBY CERTIFY:

        1.     That on April 28, 2006, the Board of Directors of the Company approved a stock split to be effected in the form of a 100% stock dividend on all of the issued and outstanding shares of common stock of the Company (the “Common Stock”), payable on June 15, 2006 to holders of record as of the close of business on June 1, 2006 (the “Record Date”).

        2.     That Section 11(a) of the Rights Agreement provides that the Purchase Price (as defined in the Rights Agreement) shall be proportionally adjusted as set forth in such Section in the event the Company declares a dividend on the Common Stock payable in shares of Common Stock.

        3.     That, pursuant to said Section 11(a) of the Rights Agreement, the Purchase Price for each share of Common Stock pursuant to the exercise of Rights (as defined in the Rights Agreement) shall be $35.00, effective as of the Record Date, subject to further adjustment as set forth in the Rights Agreement.

        4.     That this Certificate is being delivered to the Rights Agent and being filed with each transfer agent for the Common Stock in accordance with Section 12 of the Rights Agreement.

        IN WITNESS WHEREOF, I have executed this Certificate on behalf of the Company and do affirm the foregoing as true as of the 28th day of April, 2006.

/s/ William R.A. Bergum William R.A. Bergum Corporate Secretary